

Mail Stop 3561

January 25, 2007

Mr. Michael Mak
President
Asia Global Holdings Corp.
1601-1604 CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

>   **RE: Asia Global Holdings Corp. (formerly know as BonusAmerica
>   Worldwide Corp.)
>   Amendment 1 to Form 10-KSB for Fiscal Year Ended December 31,
>   2005
>   Filed October 10, 2006
>   Amendment 1 to Form 10-QSB for Fiscal Quarter Ended March 31,
>   2006
>   Filed October 11, 2006
>   Form 10-QSB for Fiscal Quarter Ended September 30, 2006
>   Filed November 20, 2006
>   File No. 333-64804**

Dear Mr. Mak:

   We have reviewed the responses in your letter dated October 6, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment 1 to Form 10-KSB for Fiscal Year Ended December 31, 2005

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and other revisions in your future annual and interim filings as applicable. Also, where indicated below please show us what the additional disclosures and revisions will look like.

Risk Factors, page 11

2. We note your response to comment 11 in our letter dated June 29, 2006 and the revisions to your disclosure. Please tell us the significant terms and conditions of each of the contractual agreements you have entered into that enable you control your website and operate your business in China under PRC regulatory requirements. In doing so, tell us the amount of your investment and ownership percentage in each of the companies that are parties to the contractual relationships. In addition, please provide us with a copy of each material contract and tell us why the contracts are not required to be filed as exhibits in accordance with Item 601(b)(10)(i) of Regulation S-B.

Management's Discussion and Analysis or Plan of Operation Forward Looking Statements, page 23

Results of Operations for the Twelve Months Ended December 31, 2005 and December 31, 2004, page 23

3. We note your response to comment number one in our letter dated June 29, 2006 and the revisions to your disclosure. Please revise to provide a discussion and analysis of depreciation, amortization of intangible assets and loss on disposal of assets. In doing so, you should identify and describe the reasons underlying significant changes between periods. Also, in your discussion of cost of sales and administrative expenses for each of your segments, you should provide an analysis based on revenues of the segment as opposed to total revenues. See Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

4. We note from the revisions to your disclosure in response to comment number four in our letter dated June 29, 2006 that the loss on disposal of fixed assets represents the write-off of leasehold improvements in your Kowloon, Hong Kong office. Please disclose in the notes to your financial statements the facts and circumstances relating to the impairment and the segment in which the impaired asset is reported under SFAS 131. Please refer to paragraph 26 of SFAS 144. Please show us what your additional disclosure will look like.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

5. We reviewed your response to comment 10 from our letter dated June 29, 2006. We agree that proceeds and repayments of loans from owners should be classified as financing activities. However, disbursements for loans or advances made and receipts from collections of loans or advances made should be classified as investing activities regardless of whether or not the loans are made to related

parties. Refer to paragraphs 16 and 17 of SFAS 95. It appears that your cash flows include both loans from related parties and loans made to related parties. Please revise future filings to classify cash flows from loans and advances to related parties in cash flows from investing activities. Please show us what your revisions would look like.

Note 2 – Segment Information, page F-9

6. Please include intangible assets in your geographic disclosure of long-lived assets. Refer to paragraph 38(b) of SFAS 131.

Controls and Procedures, page 30

7. We reviewed the revisions to your disclosures in response to comment 14 from our letter dated June 29, 2006. We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

8. The certification required by Rule 13a-14(a) or Rule 15d014(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-B. In this regard, please replace "registrant" with "small business issuer" throughout the certifications.

Amendment 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006

9. Please address the above comments as applicable.

Controls and Procedures

10. We reviewed the revisions to your disclosure in response to comment 18 from our letter dated June 29, 2006. You state that your disclosure controls and procedures were designed to reasonably ensure that information required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. You

also state that disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to your management, including you chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Please revise to clearly state, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

11. Please address the above comments as applicable.

Consolidated Condensed Financial Statements

Note 9 – Related Party Transactions, page 10

12. Please tell us how you are accounting for the restricted common stock and the Series A Convertible Preferred Stock awarded under the terms of the employment agreement disclosed in the fourth paragraph and why your accounting treatment complies with SFAS 123R. In doing so, please tell us the grant date, the grant date fair value, the requisite service and/or vesting period and the service inception date for each award. Please also tell us how you determined requisite service period, the service inception date and the fair value of the awards. In addition, tell us whether you recognized compensation expense during the period and, if so, the amount recognized. If not, please explain to us why.

Management's Discussion and Analysis of Financial Condition or Plan of Operation

Net Income/Loss, page 13

13. It appears that the amount of profit before income taxes generated in the China market is a non-GAAP measure as defined in Rule 10(h) of Regulation S-B as the amount does not include share-based consulting fees and other operating expenses. Please tell us why you believe this financial measure is permitted by Item 10(h)(1)(ii)(B) of Regulation S-B. In addition, you disclose that the share-based consulting fees greatly eroded "normal" business operating results. Please explain to us why these non-cash charges are considered abnormal. In this regard, we note you entered into other share-based payment arrangements during the period and as reported in Form 8-K filed November 7, 2006.

Liquidity and Capital Resources, page 13

14. We note your disclosure under cash flows from operating activities that the increase in accounts receivable is attributable to the increase in sales. However, it appears that the number of days sales in accounts receivable has also increased. Please tell us whether you have revised your credit policy and provided extended payment terms to customers or whether the aging of your accounts receivable has deteriorated. If the latter please explain to us how you considered the implications of the deterioration in the estimate of your allowance for doubtful accounts receivable. Also tell us the amounts of your allowance for doubtful accounts and bad debt expense for each period presented. In addition, if you have provided extended payment terms to customers, please disclose, to the extent material, the impact of the change in your credit policy on your cash flows from operations. See SEC Release No 33-8350.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief